SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014
Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] 07.526.557/0001-00

NIRE [Corporate Registration Identification Number]  35.300.368.941

MANAGEMENT PROPOSAL

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

September 2nd, 2014

AMBEV S.A.

CNPJ [National Register of Legal Entities] 07.526.557/0001-00

NIRE [Corporate Registration Identification Number]  35.300.368.941

To our Shareholders,

The management of Ambev S.A. (“Ambev” or “Company”), pursuant to CVM Ruling No. 481, dated December 17, 2009 (“CVM Ruling No. 481/09”) presents the following Proposal on the matters set forth in the agenda of the extraordinary general shareholders’ meeting of the Company to be held, in first call, on October 1st, 2014, at 2:00 p.m. (“Extraordinary General Meeting”).

PROPOSALS

1.             Merger

Continuing with the process of simplifying the group’s corporate structure, as first disclosed by Companhia de Bebidas das Américas – Ambev (succeeded by merger by the Company) in the material fact notice dated December 7, 2012 (“Material Fact Notice”), it is proposed that Londrina Bebidas Ltda. (enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 02.125.403/0001-92) (“Londrina Bebidas”), a wholly-owned subsidiary of the Company be merged with and into the Company (“Merger”), aiming at further simplifying the corporate structure of the group and reducing its administrative costs, which, as a consequence, are expected to result in benefits to the Ambev shareholders.

It is proposed that Merger shall be carried out so that Ambev receives - at their respective book values - all assets, rights and obligations of Londrina Bebidas, which will be succeeded by Ambev pursuant to the applicable law, based on Londrina Bebidas’ balance sheet dated July 31, 2014 (“Reference Date”). Any equity fluctuation from the Reference Date until the date of consummation of Merger will be borne by the Company.

Management of the Company retained Apsis Consultoria Empresarial Ltda. (enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 27.281.922/0001-70) (the “Specialized Firm”) to prepare a valuation report of Londrina Bebidas’ net equity to be transferred to the Company due to Merger (the “Valuation Report”). The information required under section 21 of CVM Ruling No. 481/09 is herein attached as Exhibit I.

Merger will not result in an increase or decrease to the net equity or capital stock of Ambev because the net equity of Londrina Bebidas, given its status as a wholly-owned subsidiary of Ambev, is already fully reflected in the net equity of the Company, due to Ambev’s observance of the equity method of accounting, which causes Ambev to fully consolidate the results of operation and financial position of Londrina Bebidas.

Also, because Londrina Bebidas is a wholly-owned subsidiary of Ambev, there are no shareholders, minority or otherwise, in Londrina Bebidas other than Ambev. Therefore, with the liquidation of Londrina Bebidas as a result of Merger, the quotas of Londrina Bebidas will be extinguished, pursuant to item 1 of section 226 of Law 6,404/76 and Ambev will not issue any new shares in replacement thereof. Therefore, exchange ratios and withdrawal rights are inapplicable to the Merger.

Due to the characteristics of this Merger Ambev has consulted the Brazilian Securities Commission (“CVM”), requesting the waiver to comply with the applicable legal formalities set forth in sections 2 and 12 of Ruling No. 319/99 and with the preparation of the net equity valuation report required under section 264 of Law No. 6,404/76 (“Consultation”). CVM has granted the requested waiver.

Considering the above, we propose (i) the approval of the Protocol and Justification of Merger of Londrina Bebidas with and into Ambev (“Protocol and Justification”), that sets forth the general basis to Merger I and constitutes Exhibit II hereof; (ii) confirm the retention of the Specialized Firm to prepare (a) the Valuation Report  and (b) Net Equity Valuation Report ; (iii) approve the Valuation Report ; and (iv) approve the Merger.

2.             Amendment of the first part of article 5 of the Company’s Bylaws

We propose the approval of the amendment of the first part of article 5 of the Company’s Bylaws, according to Exhibit III attached hereof, in order to reflect any capital increase resulting from the exercise of options under the Stock Option Plans approved by the Company’s board of directors currently in force, approved within the limits of the Company’s authorized capital and confirmed by the board of directors until the date of the Extraordinary General Meeting.

3.             Restatement of the Bylaws

In order to reflect the amendment proposed under item 2 above, we propose the approval of the restated bylaws of the Company, according to the terms of Exhibit IV herein.

São Paulo, September 2nd, 2014.

Management

Ambev S.A.

EXHIBIT I - INFORMATION ON THE SPECIALIZED FIRM

(according to Exhibit 21of CVM Ruling No. 481 dated December 17, 2009)

1. To list the specialized firms recommended by the management

Apsis Consultoria e Avaliações Ltda., with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Assembleia, 35, 12th floor, enrolled with the Brazilian National Taxpayer’s Registry (CNPJ) under No. 08.681.365/0001-30 and with CRC/RJ under No. 005112/O-9 (“Apsis”).

2. To describe the qualification of the recommended specialized firms

Apsis informs that it has been advising, for over 30 years, the biggest and best companies in Brazil, Latin America and Europe in their valuation, brands and other intangibles, and performs equity valuation of assets, real estate consulting and business, management of fixed assets and corporate sustainability.  Its staff is highly qualified and updated in accordance with the changes of the market. Apsis follows the international standard of the ASA - American Society of Appraisers (Washington, DC) through the standards of USPAP - Uniform Standards of Professional Valuation Experts Practice, as well as the standards of ethics. It is member of IBAPE - Brazilian Institute of Engineering Evaluation and Investigation, the bargaining unit composed by engineers, architects and qualified firms that work in the area of valuation and expert inspection, whose standards were developed according to the basic principles of international standards IVSC - International Valuation Standards Committee and UPAV – Pan-American Union of Associations of Valuation, the international committee of the IVSC valuation standards, integrated by national authorities of American continent dedicated to the area of evaluation to the procedures routinely adopted in Brazil.

3. To provide copies of the work proposals and payment of the recommended specialized firms
See attached proposal.

4.        To describe any material relationship existing for the past three (3) years between the recommended specialized firms and related parties to the company, as defined by the accounting rules on this matter

Apsis and its responsible professionals for valuation have declared that there is no material relationship existing for the past three (3) years between them and any related parties to the Company, as defined by the accounting rules on this matter.

EXHIBIT II - PROTOCOL AND JUSTIFICATION

EXHIBIT III – AMENDMENTS TO THE COMPANY’S BYLAWS

(according to section 11 of CVM Ruling No. 481 dated December 17,2009)

SECTION OF THE BYLAWS CURRENTLY IN FORCE	PROPOSED AMENDMENTS	JUSTIFICATIONS
First part of Section 5 - The Capital Stock is of R$57,120,224,858.34, divided into 15,666,169,882 nominative common shares, without par value.	First part of Section 5 - The Capital Stock is of R$57,490,709,470.23, divided into 15,694,516,665 nominative common shares, without par value.

The first part of article 5 of the Company’s Bylaws reflects all capital increases approved within the limit of the within the limit of the authorized capital and confirmed by the board of directors until the date hereof.

Additionally, the first part of article 5 of the Company’s Bylaws should be amended in order to reflect any capital increases, resulting from the exercise of options granted under the Company’s Stock Option Plan currently in force, approved within the limit of the authorized capital and confirmed by the board of directors until the date of the Extraordinary General Shareholders’ Meeting.

EXHIBIT IV – RESTATED BYLAWS

“AMBEV S.A.

CNPJ nº 07.526.557/0001-00

NIRE 35.300.368.941

BY-LAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - AMBEV S.A. (“Company”) is a corporation (sociedade anônima), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of its Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)     the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)     the packaging and wrapping of any of the products belonging to it or to third parties;

e)    the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)     the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)     the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts, including, but not limited to, byproducts for animal feeding;

h)    the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)      the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)       the importation of anything necessary for its industry and trade;

k)     the exportation of its products;

l)      the direct or indirect exploration of bars, restaurants, luncheonettes and similar places;

m)   the contracting, sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes;

n) printing and reproduction of recorded materials, including the activities of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate term.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The Capital Stock is of R$ 57,490,709,470.23, divided into 15,694,516,665 nominative common shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the Shareholders’ Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the Shareholders’ Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – The Company is authorized to increase its share capital up to the limit of 19,000,000 (nineteen billion) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (art. 172, sole paragraph, of Law 6,404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights for subscription in connection with any issuance of shares after such subscription.

Article 7 – The issuance of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6,404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6,404/76.

Article 8 – The Board of Directors may, based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 9 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6,404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III

SHAREHOLDERS’ MEETINGS

Article 10 – The Shareholders’ Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 11 – Shareholders’ Meetings shall be convened and presided over by one of the Co-Chairmen of the Board of Directors, or person appointed by them, who may designate up to two secretaries.

Article 12 – Any resolutions of the Shareholders’ Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 13 – Annual Shareholders’ Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 14 – Extraordinary Shareholders’ Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in Article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

Paragraph 3 - The offices of Co-Chairmen of the Board of Directors and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph 4 - At least  two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

a)         he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;

b)        he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);

c)         he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, in all cases in magnitude which implies in the loss of independence;

d)        he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, as per item (c) above;

e)         he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company;

f)         he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly-Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

Paragraph 5 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this Article.

SECTION I

BOARD OF DIRECTORS

Article 16 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each Shareholders’ Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Shareholders’ Meeting.

Paragraph 2 - The Board of Directors may determine the creation of advisory committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6,404/76 shall apply to members of the advisory committees.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The Director shall have an indisputable reputation, and cannot be elected, unless waived by the Shareholders’ Meeting, if it (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Director cannot be exercised by him/her in case the same impediment factors are configured.

Article 17 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-Chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, none of the Co-Chairmen shall have the casting vote, but only their own personal votes.

Paragraph 3 – The Director shall not have access to information or take part in meetings of the Board of Directors related to matters in which it has conflicting interests with the Company.

Article 20 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 21 – The Board of Directors shall resolve on the matters listed below:

a)      establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)      approve the annual investment budget of the Company;

c)      approve the three-year strategic plan of the Company;

d)     elect and dismiss the Company's Officers, and set their attributions;

e)      supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)       attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company's Management;

g)      define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;

h)      appoint the Company's independent auditors;

i)        resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)        provide a previous manifestation on the management's report, the Board of Executive Officers' accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)      submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;

l)        call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;

m)    approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)      approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;

o)      approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)      approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except in the event of licensing of brands to be used in gifts, advertising materials or disclosure in events for periods under three (3) years;

q)      approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)       approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)       resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)       resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)      authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;

v)      resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)    resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76

x)      authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)      perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these By-laws; and

z)      resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in Shareholders’ Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

BOARD OF EXECUTIVE OFFICERS

Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Sales Executive Officer, (iii) one shall be the People and Management Executive Officer, (iv) one shall be the Logistics Executive Officer, (v) one shall be the Marketing Executive Officer, (vi) one shall be the Industrial Executive Officer, (vii) one shall be the Chief Financial and Investor Relations Officer, (viii) one shall be the General Counsel, (ix) one shall be the Soft Drinks Executive Officer, (x) one shall be the Corporate Affairs Executive Officer, (xi) one shall be the Shared Services and Information Technology Executive Officer, and (xii) the remaining Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until their successors are vested in office.

Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Article 24 – It is the Chief Executive Officer’s responsibility to:

a)    submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)  formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Shareholders’ Meetings and of the Board of Directors, with the participation of the other Executive Officers;

c)    supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)   coordinate and oversee the activities of the Board of Executive Officers; and

e)   exercise the other prerogatives conferred upon it by the Board of Directors.

Article 25 – It is the  Sales Executive Officer’s responsibility to:

a) develop the strategic sales planning of the Company;

b) be responsible for the management of the commercial team and develop and implement an action model for the sector; and

c) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 26 – It is the People and Management Executive Officer’s responsibility to:

a) organize and manage the Company’s human resources; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 27 -  It is the Logistics Executive Officer’s responsibility to:

a) establish, manage and be responsible for the pre-production and post-production distribution and logistics strategy of the Company; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 28 -  It is the Marketing Executive Officer’s responsibility to:

a) be responsible for the direction, planning and control of the marketing area of the Company; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is the Industrial Executive Officer’s responsibility to:

a) manage the branches, warehouses, industrial plants and other units of the Company related to its industrial production; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 30 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

a) manage and respond for the budget control of the Company;

b) provide managerial and financial information;

c) be responsible for the control over the cash flow and financial investments of the Company;

d)  provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

e)  maintain the registration of the Company as an openly-held company updated; and

f) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 31 -  It is the General Counsel’s responsibility to:

a) establish, manage and coordinate the legal strategy adopted by the Company, and to supervise its judicial and administrative proceedings;

b) be responsible for the Company’s corporate documents; and

c) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 32 – It is the Soft Drinks Executive Officer’s responsibility to:

a) coordinate and supervise the non-alcoholic and non-carbonated drinks sector, and establish its planning strategy; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 33 – It is the Corporate Affairs Executive Officer’s responsibility to:

a) respond for the external communication, as well as the Company’s corporate and governmental relations; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 34 – It is the Shared Services and Information Technology Executive Officer’s responsibility to:

a) respond for the direction, planning and control of the information technology sector of the Company, as well as of its shared services center; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 35 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 36 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval   guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – The representation of the Company in the aforementioned documents may be delegated to an attorney-in-fact, and such documents may be executed by an Attorney-in-Fact in conjunction with an Officer, or by two Attorneys-in-Fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are executed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers or by a duly appointed Attorney-in-Fact, as regards receipt of service of process or judicial notices and rendering of personal deposition.

CHAPTER V

FISCAL COUNCIL

Article 37 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Paragraph 1 – In order for the Fiscal Council to function, the majority of its members must attend its meeting.

Paragraph 2 -   It shall be incumbent upon the Fiscal Council to elect its Chairman in the first meeting to be held after its instatement.

Paragraph 3   - In addition to the duties conferred to it by these By-laws and by law, the Fiscal Council shall establish in its Internal Regiment the procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and matters related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraph 2 of Article 15 of these By-laws apply to the members of the Fiscal Council.

Article 38 – The compensation of the Fiscal Council's members shall be established by the Shareholders’ Meeting that elects them.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 39 – The fiscal year shall have the duration of one year, and shall end on the last day of December of each year.

Article 40 - At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law No. 6,404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 41 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)      the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors; and

b)      the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it may be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income of the fiscal year, obtained after the deductions dealt with in the previous paragraphs:

a)      five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-in capital stock or the limit established in article 193, paragraph 1 of Law No. 6,404/76;

b)     from the balance of the net profit of the fiscal year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay the mandatory dividend to all its shareholders; and

c)     an amount not greater than sixty percent (60%) of the adjusted net profits shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increases or the creation of new business developments.

Paragraph 4 – The reserve set out in item (c) of paragraph 3 of this Article may not exceed eighty percent (80%) of the capital stock. Upon reaching this limit, the Shareholders’ Meeting shall resolve either to distribute the balance to the shareholders or increase the Company’s corporate capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 42 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a Shareholders’ Meeting, which shall also elect the Fiscal Council that will function during the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

GENERAL PROVISIONS

 Article 43 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

Sole Paragraph – The dividends not received or claimed shall become time-barred within three years from the date on which they were made available to the shareholder, and shall revert to the benefit of the Company.

Article 44 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law No. 6,404/76.

Article 45 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits and administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees, indemnifications and any other amounts arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with powers-of-attorneys granted by the Company or the subsidiaries controlled by the Company.

Paragraph 2 – If any of the persons mentioned in the caption or in Paragraph 1 of this Article be sentenced by a final court decision due to negligent or criminal conduct, the Company must be reimbursed by such person for all costs and expenses disbursed on legal assistance, as set forth by law.”

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer